SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

11 July 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.

9/15

/Announcement/Submission to SEC/CT/at

MASNET No. 35 OF 09.07.2003
Announcement No. 35

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - Completion of SingTel's sale of business and assets of SingTel Yellow Pages

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR 09July03.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 09/07/2003 to the SGX

SEC File No: 82-3622

SingTel

News Release

Completion of SingTel's sale of business and assets of SingTel Yellow Pages

Singapore, 9 July 2003 – Further to its news release dated 2 June 2003, Singapore Telecommunications Limited ("SingTel") today announced that it has completed the sale of substantially all of the business and assets of SingTel Yellow Pages Pte Ltd (now renamed SingTel Interactive Pte. Ltd. ("SIP")), a wholly owned subsidiary of SingTel, to CVC Asia Pacific and J.P. Morgan Partners Asia LDC (collectively "the Buyers").

The cash consideration of S$220 million will be adjusted for changes in working capital to be determined in the next few weeks. The financial impact of the transaction on SingTel's accounts will be announced then.

With the completion of the sale, the previous business of SIP is now owned, managed and operated by Yellow Pages (Singapore) Pte Ltd, a wholly owned company of the Buyers. SIP remains a wholly owned SingTel subsidiary that will essentially be dormant and hold assets that were not included in the sale, such as shares in certain joint ventures and dormant subsidiaries.

~~~~~~~~~~~~~~~~~~~~

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving 35 million customers in six markets.
~~~~~~~~~~~~~~~~~~~~

SingTel

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

About CVC and JPMPA

CVC is a leading private equity firm in the Asia Pacific Region focused on substantial investments in private companies in Asia. Since 2000 CVC has completed 11 investments in the region including Japan, Korea, Singapore, Hong Kong and Australia.

JPMPA is one of the largest private equity funds dedicated to Asia. Since its inception in 1999, JPMPA has invested in more than 15 companies with aggregate transaction value exceeding US$2.5 billion. JPMPA is active in Greater China, Japan, Korea, Singapore and Australia.

SEC File No: 82-3622

MASNET No. 10 OF 09.07.2003
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - Call connection and SMS features enhance SingTel's directory assistance service

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR-090703.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 09/07/2003 to the SGX

SEC File No: 82-3622

SingTel

News Release

Call connection and SMS features enhance SingTel's directory assistance service

Singapore, 9 July 2003 – Singapore Telecommunications Limited (SingTel) today announced the launch of the *Directory Assistance Connect* and *Directory Assistance SMS* services for its mobile customers.

After requesting for a phone number listing, mobile phone callers to SingTel's directory assistance service (commonly known as *Service 100)* now have the option of having the call put through to the number requested. They can also choose to have the number listing sent via SMS to their mobile phones.

Mr Hui Weng Cheong, SingTel's Vice-President (Consumer Products) said: "These new value-added services will provide even more convenience for our customers. Instead of having to dial the requested number after it has been read out, customers can now have the call connected to the number directly.

"For those who do not want to connect the call at that point, they can have the requested number sent via SMS to their mobile phone. There is no need to try and remember the number or to write it down."

Each successful call connection costs 20 cents while each number listing sent via SMS costs 10 cents. The usual local directory assistance charge of 70 cents per number and airtime charges will also apply[1].

~~~~~~~~~~~~~~~~~~~~

[1] GST is applicable for all directory assistance service charges
~~~~~~~~~~~~~~~~~~~~

SEC File No: 82-3622

MASNET No. 21 OF 04.07.2003
Announcement No. 21

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - Changes to SingTel's Board of Directors

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR-04 July 2003.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 04/07/2003 to the SGX

SingTel

News Release

Changes to SingTel's Board of Directors

Four of ten Directors in post-AGM Board will be non-Singaporeans

Singapore, 4 July 2003 -- Singapore Telecommunications Limited (SingTel) today announced that Mr Ang Kong Hua and Lieutenant-General Lim Chuan Poh will retire from the Board of Directors at the Group's forthcoming Annual General Meeting scheduled to be held in late August 2003.

Mr Ang, 59, was appointed a SingTel Director in May 2001, and has been Chairman of the Board since August that year. He indicated his desire to step down to his fellow Directors in May this year in order to have more time to pursue his other interests.

Mr Chumpol NaLamlieng, 56, who has been a non-executive independent Director since June 2002, has been nominated by the Board to take over the Chair. Mr NaLamlieng, a Thai national, is currently the President and Director of The Siam Cement Public Co., Ltd., where he has served for more than 30 years.

Mr Ang said: "Siam Cement, under Khun Chumpol's leadership, has consistently been considered one of the best managed companies in Thailand, as well as one of the most progressive in terms of corporate governance.

"Chumpol has an impressive track record in international business, and is highly regarded in the financial and investment communities. In 2001, he was one of 50 leaders named by *BusinessWeek* as one of 'The Stars of Asia'.

"SingTel will benefit greatly from Chumpol's vast experience and his astute understanding of the business environment in Asia. He has a keen interest in communications and technology. I am confident that SingTel will remain in good hands under his leadership and guidance.

<u>New Board appointments</u>

SingTel also announced the appointments of Messrs Heng Swee Keat and Simon Israel, and Professor Tommy Koh, as non-executive, independent Board Directors with immediate effect.

Mr Heng, 42, is the Permanent Secretary of the Singapore Ministry of Trade and Industry while Mr Israel, 50, is the Chairman, Asia-Pacific, of Danone Asia and a member of the Executive Committee of Group Danone.

Professor Koh, 65, is one of Singapore's senior diplomats. He is presently an Ambassador-at-Large, Director of the Institute of Policy Studies and Chairman of the National Heritage

SingTel

Board. He is also Chairman of the Chinese Heritage Centre and a Director of The Esplanade Co. Ltd.

On the new Board appointees, Mr Ang said: "All three are distinguished gentlemen, highly regarded by their peers and colleagues. They will enrich the international perspective and experience of the Board, giving it a broad diversity of talent to guide SingTel's future development."

Mr Ang added: "The composition of the SingTel Board has changed significantly in recent years. Just three years ago, the entire Board was made up of Singapore citizens. After the AGM, four out of ten directors, including the Chairman, will be non-Singaporeans. This appropriately reflects the changing nature of the Group's business and operations and the fact that it has grown to become a multi-national."

The profiles of Messrs NaLamlieng, Heng and Israel, and Professor Koh can be found in the Annex.

<u>Leading the SingTel Board</u>

During his term as Chairman, Mr Ang oversaw a number of strategic initiatives undertaken by the Group which have begun to bear fruit.

The integration of SingTel and Optus has been carried out very smoothly, and Optus' performance has turned around remarkably. The economic outlook for Australia, the largest segment of our proportionate revenue, remains robust.

As a member of the SingTel Group, Optus, with its proven capacity for growth through a challenger approach, is extremely well positioned for continued outperformance in the Australian telecoms market.

In the last two years, the Group's investments in Asia have also performed very well, with further growth to be expected in the coming years. They have also begun to demonstrate solid cash flow generating capabilities through the payment of dividends.

The Group's Singapore business remains strong. SingTel maintains its leading market position despite stiff competition. With the sale of a significant stake in SingPost, its balance sheet has been considerably strengthened.

SingTel's performance in the last couple of years has also received recognition from a number of quarters. *Telecom Asia*, the region's leading industry publication, recently named SingTel the 'Best Asian Telecom Carrier', for the sixth year running, while Optus was awarded the 'Best Asian Competitive Carrier' title. In a *FinanceAsia* poll earlier this year, Asian fund managers voted SingTel 'Asia's Best Telecoms Company'.

Mr Lee Hsien Yang, SingTel's President & CEO, said: "On behalf of my fellow Directors and the Management of SingTel, I would like to thank Kong Hua for his able leadership and

SingTel

significant contributions to the Group in the last two years. SingTel has certainly benefited from his great insight and guidance. We also thank Chuan Poh, who has been with the Board since 1997, for his contributions and active participation.

"We wish both Kong Hua and Chuan Poh all the best in their future endeavours."

~~~~~~~~~~~~~~

About SingTel
SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving 35 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

~~~~~~~~~~~~~~~~~~

SingTel

Annex

Directors' profiles

Chumpol NaLamlieng

Mr Chumpol NaLamlieng, 56, is a non-executive, independent Director of SingTel. He was appointed as a Director in June 2002 and was last re-elected in 2002. Mr NaLamlieng is a member of the Audit Committee. He is currently the President and Director of The Siam Cement Public Co., Ltd ("Siam Cement"). His career with Siam Cement spans more than 30 years. Before his appointment in Siam Cement, Mr NaLamlieng was with the Thai Investment and Securities Co., Ltd. from 1969 to 1971 and the World Bank, International Finance Corporation from 1967 to 1969.

Mr NaLamlieng is also the Chairman of the Board of The Siam Pulp and Paper Public Co., Ltd, and The Phoenix Pulp and Paper Public Co., Ltd and Director of Dole (Thailand) Co., Ltd. He is a member of the Private Sector Advisory on Corporate Governance to the World Bank and OECD, the Asia Pacific Advisory Committee to the New York Stock Exchange and the World Business Council for Sustainable Development.

Mr NaLamlieng obtained his Bachelor of Science in Mechanical Engineering from the University of Washington, USA, in 1965 and Master of Business Administration from the Harvard Business School, USA in 1967. He was conferred the Royal Decoration, Knight Grand Commander (Second Class, higher grade) of the Most Illustrious Order of Chula Chom Klao, Thailand in May 2002 and the Chevalier de l'Ordre National du Merite, France in May 1998.

Heng Swee Keat

Mr Heng Swee Keat, 42, is a non-executive, independent Director of SingTel. He was appointed as a Director in July 2003. Mr Heng is currently the Permanent Secretary of the Ministry of Trade & Industry. Prior to this, he was the Chief Executive Officer of the Trade Development Board from January to October 2001 and Deputy Secretary (Trade) of the Ministry of Trade & Industry from February 2000 to October 2001.

Mr Heng joined the Administrative Service and served as Principal Private Secretary to the Senior Minister from 1997 to 2000. Prior to that, he served as the Director of Higher Education in the Ministry of Education from October 1995 to July 1997. Mr Heng also served in the Singapore Police Force where he rose to the rank of Assistant Commissioner of Police. Mr Heng is also a Board member of the Institute of South East Asian Studies and the East Asian Institute.

Mr Heng obtained his Bachelor of Arts from the University of Cambridge, UK in 1983 and Master in Public Administration from Harvard University, USA in 1993. He was awarded

SingTel

the National Day Award – Public Administration (Gold) and conferred the Long Service Award for 20 years service in 2001.

Simon Israel

Mr Simon Israel, 50, is a non-executive, independent Director of SingTel. He was appointed as a Director in July 2003. Mr Israel is currently the Chairman, Asia-Pacific of Danone Asia and a member of the Executive Committee of Group Danone.

Danone Asia is the Singapore-based holding company for Group Danone's Asia Pacific investments, and controls strategy, operations and M&A activity for the region. It has major operations in China, India and Indonesia and, in addition, has significant businesses in Japan and Australia/New Zealand.

Mr Israel was President (Household & Personal Care), Asia-Pacific of Sara Lee Corporation from 1992 to 1996. From 1974 to 1991, Mr Israel held various positions in Sara Lee Corporation in the Asia-Pacific region, including Country Manager/Zone Manager for the South Pacific, Thailand, Philippines and Indonesia. He was responsible for establishing Sara Lee's operations in most Asia Pacific countries.

Mr Israel is also a Director of Britannia Industrial Ltd, Hangzhou Wahaha Food Co. Ltd, Robust (Guangdong) Food & Beverage Co. Ltd, Griffins Foods Pte Ltd, Frucor Beverages Group Limited, PT Tirta Investama and Danone Asia Pte Ltd.

Mr Israel obtained his Diploma in Business Studies from the University of the South Pacific in 1974.

Tommy Koh

Professor Tommy Koh, 65, is a non-executive, independent Director of SingTel. He was appointed as a Director in July 2003. Professor Koh is one of Singapore's senior diplomats. He is currently an Ambassador-at-Large, Director of the Institute of Policy Studies and Chairman of the National Heritage Board. He is also Chairman of the Chinese Heritage Centre and a Director of The Esplanade Co. Ltd.

Over the course of his career, Professor Koh has served as Dean of the Faculty of Law, National University of Singapore, Singapore's Ambassador to the United States, Permanent Representative to the United Nations, founding Chairman of the National Arts Council, Chairman of the Empress Place Museum and the founding Executive Director of the Asia-Europe Foundation. More recently, he was also Singapore's Chief Negotiator in the United States – Singapore Free Trade Agreement negotiations.

Professor Koh obtained his LLB from the National University of Singapore in 1961, LLM from Harvard University, USA in 1964, Diploma in Criminology from the University of

SingTel

Cambridge, UK in 1965, LLD (Honoris Causa) from Yale University, USA in 1984 and LLD (Honoris Causa) from Monash University in 2002. He has received awards from the Governments of Singapore, Netherlands, Chile, Finland, Luxembourg, France and the United States of America. He has also received academic awards from Columbia University, Georgetown University, Stanford University, the Fletcher School of Law and Diplomacy and Curtin University.

MASNET No. 36 OF 04.07.2003
Announcement No. 36

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement Of Appointment Of Director

Date of appointment:	04/07/2003
Name:	Heng Swee Keat
Age:	42
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	NA
Working experience and occupation(s) during the past 10 years:	21 October 2001 - present Permanent Secretary Ministry of Trade & Industry 1 January 2001 - 20 October 2001 Chief Executive Officer, Trade Development Board 1 February 2000 - 20 October 2001 Deputy Secretary (Trade), Ministry of Trade & Industry 15 July 1997 - 31 January 2000 Principal Private Secretary to Senior Minister, Prime Minister's Office 1 October 1995 - 14 July 1997 Director (on secondment), Higher Education Division, Ministry of Education 5 July 1993 - 30 September 1995 Commander, Jurong Police Station 5 September 1990 - 4 July 1993 Director, Manpower & Administration, Police Head Quarters

Other directorships

Past (for the last five years)

30 May 2000 - 22 October 2001	TDB Holdings Pte Ltd
15 October 1999 - 8 January 2003	Singapore Food Industries Limited
27 August 1999 - 26 August 2002	ECICS Holdings Ltd
1 June 1997 - 16 September 1999	ST Aerospace Systems Pte Ltd

Present

None

Shareholding in the listed issuer and its subsidiaries:	1,490 shares He is deemed to be interested in 1,490 shares in Singapore Telecommunications Limited

Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

<u>Declaration by a Director, Executive Officer or Controlling Shareholder</u>
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
○ Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
○ Yes ● No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
○ Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
○ Yes ● No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
○ Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
○ Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
○ Yes ● No

9. Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?

○ Yes ● No

Submitted by Chan Su Shan (Ms), Company Secretary on 04/07/2003 to the SGX

MASNET No. 34 OF 04.07.2003
Announcement No. 34

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Director's Interests in Related Corporation - Singapore Airlines Limited

Name of director of SingTel:	Simon Israel
Date of notice to company:	04/07/2003
Date of change of interest:	-
Name of registered holder:	Simon Israel
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Initial disclosure upon appointment as director

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	3,000

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**		
No. of shares held after the transaction: **% of issued share capital:**	6,500	3,000
Total shares:	6,500	3,000

Submitted by Chan Su Shan (Ms), Company Secretary on 04/07/2003 to the SGX

MASNET No. 32 OF 04.07.2003
Announcement No. 32

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement Of Appointment Of Director

Date of appointment:	04/07/2003
Name:	Simon Israel
Age:	50
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	NA
Working experience and occupation(s) during the past 10 years:	1996 - present Member, Executive Committee, Group Danone Chairman Asia-Pacific, Danone Asia 1992 - 1996 President, Asia-Pacific, Sara Lee Corp

Other directorships

Past (for the last five years)

1998 - December 2001	Yeo Hiap Seng Ltd
29 March 2001 - 8 April 2002	Danone Food & Beverages India Pvt Ltd
20 January 1998 - March 2002	Wuhan Euro Dongxihu Brewery Co. Ltd
20 January 1998 - March 2002	Wuhan Dongda Brewery Co. Ltd
20 January 1998 - March 2002	Wuhan Xingyingge Brewery Co. Ltd

Present

September 1996 - present	Hangzhou Wahaha Food Co., Ltd
September 1996 - present	Hangzhou Wahaha Baili Co., Ltd
September 1996 - present	Hangzhou Wahaha Drinking Co., Ltd
September 1996 - present	Hangzhou Wahaha Health Co., Ltd
September 1996 - present	Hangzhou Wahaha Frozen Food Co., Ltd
31 January 2002 - present	Shenzhen Danone Yili Beverages Co., Ltd
3 April 1998 - present	Shenzhen Danone Yili Drinks Co., Ltd
16 June 1999 - present	Hangzhou Wahaha Future Cola Beverage Co., Ltd
16 June 1999 - present	Hangzhou Wahaha Yongsheng Beverage Co., Ltd
11 August 1999 - present	Wahaha (Tianjin) Beverage Co., Ltd
20 October 1999 - present	Hunan Changsha Wahaha Beverages Co., Ltd
26 July 2000 - present	Wahaha Guilin Foods Co., Ltd
18 September 2000 - present	Wahaha Xinxiang Foods Co., Ltd
18 October 2000 - present	Jilin Wahaha Foods Co., Ltd
27 October 2000 - present	Wahaha Tianshui Foods Co., Ltd
12 December 2000 - present	Hangzhou Wahaha Novalc Foods Co., Ltd
August 2001 - present	Weifang Wahaha Beverages Company Limited
20 August 2002 - present	Wahaha Baishan Beverages Co., Ltd
26 July 2002 - present	Wahaha Nanchang Beverages Co., Ltd
22 August 2002 - present	Wahaha Xuzhou Beverages Co., Ltd
16 January 2003 - present	Wahaha Guiyang Beverages Co., Ltd
31 January 2000 - present	Robust (Guangdong) Food & Beverage Co., Ltd
31 January 2000 - present	Robust (Zhongshan) Food & Beverage Co., Ltd
31 January 2000 - Present	Robust (Guangdong) Drinking Water Co., Ltd
28 January 2000 - present	Robust (Fengrun) Food & Beverage Co., Ltd
January 2000 - present	Robust (Chengdu) Food & Beverage Co., Ltd

January 2000 - present	Robust (Wuhan) Food & Beverage Co., Ltd
January 2000 - present	Robust (Wuxi) Food & Beverage Co., Ltd
December 2000 - present	Xi'an Robust Foods Co., Ltd
December 2000 - present	Robust (Shenyang) Food & Beverage Co., Ltd
December 2000 - present	Robust (Chongqing) Food & Beverage Co., Ltd
December 2000 - present	Robust (Zhengzhou) Food & Beverage Co., Ltd
23 November 2001 - present	Zhongshan Robust Food Co., Ltd
13 June 2001 - present	Shanghai Aquarius Drinking Water Co., Ltd
December 1997 - present	Amoy Food Ltd
December 1997 - present	Convenience Food International Ltd
1 August 1996 - present	Britannia Industries Ltd
4 June 1996 - present	Wadia BSN India Ltd
June 1996 - present	Griffins Foods Pte Ltd
17 January 2002 - present	Danone Holdings NZ Limited
4 February 2002 - present	Frucor Beverages Group Limited
3 October 1999 - present	Continental Biscuits Ltd
4 September 1996 - present	Danone Asia Pte Ltd
September 1996 - present	Jinja Investment Pte Ltd
7 September 1999 - present	Festine Pte Ltd
10 January 2000 - present	Calvon Pte Ltd
6 October 2000 - present	Novalc Pte Ltd
19 October 2000 - present	Danone Marketing (Singapore) Pte Ltd
20 November 2002 - present	Danone Dairy Investments Indonesia Pte Ltd
10 June 2003 - present	Feddian Pte Ltd
September 1997 - present	Britannia Brands (Malaysia) Sdn Bhd
19 October 2000 - present	Cembory Sdn Bhd
19 October 2000 - present	Evercrisp Trading Sdn Bhd
19 October 2000 - present	Evercrisp Manufacturing (Malaysia) Sdn Bhd
4 September 1998 - present	PT Tirta Investama
8 October 1998 - present	PT Danone Biscuits Indonesia

Shareholding in the listed issuer and its subsidiaries: 5,000 shares

He is deemed to be interested in 25,000 shares in Singapore Telecommunications Limited

Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries: None

Conflict of interest: None

Declaration by a Director, Executive Officer or Controlling Shareholder
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
○ Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
○ Yes ● No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
○ Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
○ Yes ● No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
○ Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
○ Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
○ Yes ● No

9. Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?
○ Yes ● No

Submitted by Chan Su Shan (Ms), Company Secretary on 04/07/2003 to the SGX

SEC File No: 82-3622

MASNET No. 30 OF 04.07.2003
Announcement No. 30

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Director's Interests in Related Corporation - Raffles Holdings Limited

Name of director of SingTel:	Tommy Koh
Date of notice to company:	04/07/2003
Date of change of interest:	-
Name of registered holder:	
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Initial disclosure upon appointment as director

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	10,000

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**		
No. of shares held after the transaction: **% of issued share capital:**		10,000
Total shares:		10,000

Submitted by Chan Su Shan (Ms), Company Secretary on 04/07/2003 to the SGX

MASNET No. 26 OF 04.07.2003
Announcement No. 26

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Director's Interests in Related Corporation - CapitaLand Limited

Name of director of SingTel:	Tommy Koh
Date of notice to company:	04/07/2003
Date of change of interest:	-
Name of registered holder:	Tommy Koh
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Initial disclosure upon appointment as director

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	1,250
% of issued share capital:	

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		
% of issued share capital:		
No. of shares held after the transaction:		1,250
% of issued share capital:		
Total shares:		1,250

Submitted by Chan Su Shan (Ms), Company Secretary on 04/07/2003 to the SGX

SEC File No: 82-3622

MASNET No. 24 OF 04.07.2003
Announcement No. 24

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement Of Appointment Of Director

Date of appointment:	04/07/2003
Name:	Tommy Koh
Age:	65
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	NA
Working experience and occupation(s) during the past 10 years:	1990 - present Ambassador-At-Large, Ministry of Foreign Affairs 2000 - present Director, Institute of Policy Studies February 1997 - October 2000 Executive Director, Asia-Europe Foundation November 1993 - September 1995 Chairman, Empress Place Museum September 1991 - June 1996 Chairman, National Arts Council 10 June 1990 - 27 February 1997 Director, Institute of Policy Studies

Other directorships

Past (for the last five years)

14 September 1999 - 21 April 2003	DBS Group Holdings Ltd
14 July 1994 - 31 March 2003	The Development Bank of Singapore Ltd
1 November 1996 - 30 November 2000	MPA International Advisory Group
17 February 1997 - 31 October 2000	The Asia Europe Foundation

Present

24 November 2000 - present	The Esplanade Co Ltd
1 December 2000 - present	The Institute of Policy Studies
1 December 2000 - present	Chinese Heritage Centre
1 August 2002 - present	National Heritage Board

Shareholding in the listed issuer and its subsidiaries:	3,700 shares He is deemed to be interested in 650 shares in Singapore Telecommunications Limited
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

<u>Declaration by a Director, Executive Officer or Controlling Shareholder</u>
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
○ Yes ● No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
○ Yes ● No

1(c) **Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
○ Yes ● No

2. **Are there any unsatisfied judgements outstanding against you ?**
○ Yes ● No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
○ Yes ● No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
○ Yes ● No

5. **Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
○ Yes ● No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
○ Yes ● No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
○ Yes ● No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
○ Yes ● No

9. **Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?**

Submitted by Chan Su Shan (Ms), Company Secretary on 04/07/2003 to the SGX